<SUBMISSION>
<TYPE>	SC 13G
<DOCUMENT-COUNT>	1
<NOTIFY-INTERNET>	rrc@pt.com
<SROS> <SUBJECT-COMPANY>	NASD
<CIK>	0001003950
<NAME>	Performance Technologies, Incorporated
<IRS-NUMBER> </SUBJECT-COMPANY> <FILER>	16-1158413
<CIK>	0001040987
<CCC> </FILER> <DOCUMENT>	jge@xp4n
<TYPE>	SC 13G
<DESCRIPTION> <TEXT>	SCHEDULE 13G


CUSIP No. 71376K 10 2

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b) and (c) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b) (Amendment No. 1)

Performance Technologies, Incorporated (Name of Issuer)

Common Stock, $.01 par value (Title of Class of Securities)

71376K 10 2

(CUSIP Number)


CUSIP No. 71376K 10 2

13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Charles E. Maginness

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES	5 SOLE VOTING POWER - 601,610

BENEFICIALLY
OWNED
BY EACH
REPORTING
PERSON
WITH

6 SHARED VOTING POWER - 0

7 SOLE DISPOSITIVE POWER - 601,610

8 SHARED DISPOSITIVE POWER - 0

--------- -------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

615,110 (See Item 4 for disclaimer of beneficial ownership as to certain shares)

--------- -------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES*

--------- -------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.9
--------- -------
12 TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1(a). Name of Issuer:

Performance Technologies, Incorporated

Item 1(b). Address of Issuer's Principal Executive Offices:

315 Science Parkway
Rochester, New York 14620

Item 2(a). Names of Person Filing:

Charles E. Maginness

Item 2(b). Address of Principal Business Office, or, if None, Residence:

315 Science Parkway
Rochester, New York 14620

Item 2(c). Citizenship:

United States

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

71376K 10 2

Item 3. Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

Not Applicable

Item 4. Ownership:

  Amount Beneficially Owned: 615,110 shares

Such amount consists of: (i) 498,363 shares owned by the Reporting Person directly; (ii)103,247 shares owned by the Reporting Person's wife, as to which shares the Reporting Person disclaims beneficial ownership; and (iii)13,500 shares subject to a presently exercisable option held by the
Reporting Person.

  Percent of Class: 4.9%

  Number of shares as to which such person has:

  sole power to vote or to direct the vote: 601,610

  shared power to vote or to direct the vote: -0-

  sole power to dispose or to direct the disposition of: 601,610 shared power to dispose or to direct the disposition of: -0-

Item 5. Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8. Identification and Classification of Members of the Group:

Not Applicable

Item 9. Notice of Dissolution of Group:

Not Applicable

Item 10. Certification:

Not Applicable


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2001 /s/	Charles E. Maginness
Charles E. Maginness

</TEXT>
</DOCUMENT>
</SUBMISSION>